Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Golden Ventures Acquisition Corporation on Amendment 1 to Form S-1 (File No. 333-257961) of our report dated July 16, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Golden Ventures Acquisition Corporation as of June 30, 2021 and for the period from April 29, 2021 (inception) through June 30, 2021 which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum llp
Hartford, CT
September 23, 2021